

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2020

David G. Kalergis
Chief Executive Officer
Diffusion Pharmaceuticals Inc.
1317 Carlton Avenue, Suite 200
Charlottesville, VA 22902

      Re: Diffusion Pharmaceuticals Inc.
              Registration Statement on Form S-1
              Filed May 29, 2020
              File No. 333-238818

Dear Mr. Kalergis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: David S. Rosenthal, Esq.